FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2008

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:................................ 926 West Sprague Avenue Suite 200 Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release June 24, 2008

Gold Reserve Meets With Environment Ministry Regarding Brisas Permit

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
June 24, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number	Description
99.1	News Release

NR-08-07

GOLD RESERVE MEETS WITH ENVIRONMENT MINISTRY REGARDING BRISAS PERMIT

SPOKANE, WASHINGTON June 24, 2008

Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) announced that the Company was invited to a meeting held on June 18, 2008 with the Venezuelan Ministry of Environment ("MinAmb"), led by Vice Minister of Environmental Planning and Administration, Ing. Merly Garcia and assisted by legal advisor Dra. Lucy Vidal. Crystallex International Corporation also attended the meeting. According to Vice Minister Garcia, the objective of the meeting was to inform both companies of the decision taken by the government to reconsider the permitting process for both projects, subject to meeting certain criteria.

Vice Minister Garcia requested the parties at the meeting to submit individual proposals to the Ministry regarding further optimizing enhancements to the social projects and programs in the area, enhancing the mitigation plans from the effect of the current mine plan, and improving the mine closure remediation plans at the end of the mine life including remediation of the past environmental damage caused by the artisan miners who had worked in the vicinity of the project area. Regarding the Company, she indicated that if these issues could be resolved in an acceptable manner to the Ministry this would enable the issuance of the full Permit to Affect. The MinAmb representatives stated that the Company's proposal will be reviewed with the participation of other appropriate entities of the government and asked for a timely response so that this matter could be resolved as quickly as possible.

Doug Belanger, president of Gold Reserve, stated, “We believe it is premature to predict the outcome of this initiative by the government. Although we are enthusiastic with MinAmb’s initiative, we are also trying to reconcile Environmental Minister Ortega’s statements related to the potential banning of open pit mining in the Imataca Forest Reserve. The Company is also closely following any changes in mining policies and/or the legal framework in Venezuela as has been stated in recent years by the Ministry of Basic Industries and Mines (“MIBAM”) to determine any potential impact on the Brisas project.

We believe the Company’s sustainable development projects and programs satisfy MinAmb's request in addition to meeting the criteria set by the Equator Principles. The Company is currently reviewing our project remediation plans and mine closure program in order to clarify them according to MinAmb's suggestions.”

Mr. Belanger further stated, “The Company is currently working its way through these matters and would like to thank the twenty-one local, indigenous and Creole communities from the KM88 area whom through the

"Liaison Commission Community- Brisas Project" have addressed our permitting issue to the government. It has been very gratifying in this difficult time and we thank them for their continued strong support.”

On Behalf of the Board of Directors Gold Reserve Inc. A. Douglas Belanger, President

Certain statements included herein, including those that express management's expectations or estimates of our future performance concerning the Brisas Project constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION: Internet – www.goldreserveinc.com Company Contact A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634